2024 REPORT

FamGuru


FamGuru.
Fam Trips.
Organized.
Helping both Travel Advisors and Travel Suppliers record, organize and profit from their Familiarization Trip Knowledge.
FamGuru
FamGuru
Active Fam Trips
Exploring Iceland
Relais & Chateaux Fam...
Sep 18 → Sep 26
Four Seasons Anguilla
Hawaii with Classic Vac...
Past Fam Trips
Self-directed Fam to Puglia

REPORT CARD

Dear investors,

I'd like to take a moment to reflect on what this past year has meant for FamGuru and share where we're headed. It's been a year of tremendous learning—testing, iterating, and fine-tuning our platform to better serve the travel trade. We've seen firsthand what works, what doesn't, and why FamGuru remains a game-changer for the industry. Despite challenges, our conviction in our mission has only grown stronger.

This year, we crossed 4,000 users across six continents, proving that our marketplace is not just passively interested, it's embracing FamGuru. We also secured nearly $350K in capital, giving us the runway to improve our product, expand sales efforts, and build a more sustainable business. And being accepted into the Google Cloud Startup Program unlocked significant tech advantages,

allowing us to innovate faster with AI and video capabilities.

But, like any startup, 2024 wasn't without hurdles. We navigated leadership transitions, I personally battled health setbacks, and we had to make tough but strategic decisions to manage our burn rate. These challenges forced us to be leaner, sharper, and more intentional in how we operate. We're coming out of the year stronger, more focused, and ready to accelerate growth in 2025.

Now, as we look ahead, we'd love your support beyond just capital. Your insights on customer service, marketing, and investor communication would be invaluable. We're also gearing up for another funding round ($300K–$500K), and warm introductions to aligned angel investors could make a huge difference. And if nothing else, a few words of encouragement go a long way with a team that's giving it everything they've got.

Thank you for believing in us. We are still here, still pushing forward, and still committed to making Fam Trips easier, smarter, and more profitable for the travel trade. I look forward to reconnecting soon and sharing more exciting updates in the months ahead.

We need your help!

We know that our investors are not just financial backers but valued partners in our journey. As we continue scaling, your expertise and connections can make a significant impact. One key area where we need guidance is building a customer service function on a startup budget—how to establish a scalable, cost-effective approach that enhances user satisfaction. Similarly, we welcome insights on refining our marketing and sales strategies to accelerate adoption without overextending resources.

As we prepare to raise another $300K–$500K, introductions to angel investors aligned with our vision would be invaluable.

Additionally, we recognize that communication with our investors hasn't always been as consistent as we'd like, given the demands of running a startup and challenges specific to 2024. We'd love advice on establishing an investor communication strategy that keeps you informed without pulling us away from execution. And, of course, words of encouragement to our team go a long way—we're working hard, and knowing our investors believe in us fuels our momentum!

Sincerely,

Carrie Wallace

Founder and CEO

How did we do this year?

REPORT CARD



☺ The Good

Marketplace Embracing FamGuru – Surpassed 4000 users across six continents, improving features, training, and support to boost adoption and value.

Secured ~$350K in Capital – Closed WeFunder round and further Shasta Ventures funding, fueling growth, development, and marketing.

Accepted into Google Cloud Startup Program – Gained $200K in cloud credits, enabling video, AI projects, and access to Google's tech stack.

☹ The Bad

COO Departure – in April 2024; CEO assumed duties. Role remains unfilled, ensuring leaner operations and stronger leadership focus.

CEO Health – her chronic Lyme diagnosis slowed sales and fundraising. Treatment has restored energy, positioning us for a stronger 2025.

Reduced Burn Rate – resulted in leaner dev team and in-house marketing, ensuring financial health after slower sales and late-year funding.

2024 At a Glance

January 1 to December 31



$2,938 +5%
Revenue



-$200,871
Net Loss



$21,219 [7%]
Short Term Debt



$340,300
Raised in 2024



$197,156
Cash on Hand
As of 03/14/25

INCOME BALANCE NARRATIVE



● Revenues   ● Profit

	2023	2024
Revenues	$2,799	$2,938
Profit	-$165,952	-$200,871

Net Margin: -6,837%   Gross Margin: 0%   Return on Assets: -25%   Earnings per Share: -$0.04

Revenue per Employee: $979   Cash to Assets: 30%   Revenue to Receivables: ~   Debt Ratio: 154%

📄 FamPro_Financials_and_CPA_Review_Report_2021_and_2022.pdf

📄 FamPro_Financials_and_CPA_Review_Report_2024_and_2023.pdf

We  Our 22 Investors

Thank You For Believing In Us

Carrie Wallace	Roderick Herron	Andrew Finn	Kara Murphy	Amy Owens	Brian Torpie
Martha Wallace	Anil Pathak	Richard Armstrong	Cynthia Wallace	Christine Wallace	Victoria Hardison-...
Dawn Edmiston	Cathy Major	Tim Elliott	Jay Johnson	Bobi Siembieda	Kimberlee Barrett-...
Caryn Butler	Luciana Kairalla				

Thank You!

From the FamGuru Team



Carrie Wallace

Founder and CEO

Serial entrepreneur, raised over $500k so far for FamGuru, respected Travel Industry leader with 20+ years as a Travel Advisor and Travel Agency Owner. Former...





Adrian Coria in

Tech Guru

Serial entrepreneur and expert software engineer with 15+ years of experience in web and mobile applications. Specialist...

Melisa Lopez in

UX/UI Lead

Strong background in crafting the user experience and user interface for both mobile and web applications. Integral to th...

Details

The Board of Directors

Director	Occupation	Joined
Carrie Wallace	Executive @ FamGuru	2020

Officers

Officer	Title	Joined
Carrie Wallace	CEO Secretary	2020

Voting Power ❓

Holder	Securities Held	Voting Power
Carrie Wallace	5,000,000 Common	98.1%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
01/2022	$250,000	Safe	Section 4(a)(2)
01/2023	$250,000	Safe	Section 4(a)(2)
02/2023	$50,000	Safe	Section 4(a)(2)
12/2023	$100,000	Safe	Section 4(a)(2)
12/2023	$250,000	Safe	Section 4(a)(2)
04/2024	$90,300		4(a)(6)
12/2024	$250,000	Safe	Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	10,000,000	5,095,562	Yes

Warrants: 0
Options: 600

Form C Risks:

The travel industry is highly subject to world events, pandemics and economic downturns. Since FamGuru serves the travel industry our revenue generation can be impacted negatively by these events.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Competitors may also enter the FamGuru niche and prove a detriment to sales growth projections.

Introductory pricing of the FamGuru produce is low; we assume the selling prices of the product can be increased significantly over time, which may or may not be true.

Our development capability is provided via an outsourced technology partner and therefore is not fully under the company's control. Changes in their organization could negatively impact ours.

The executive team of FamGuru has never run or managed a software company before, nor has it worked in a product-driven business before, so may make mistakes more experienced software management teams might not make.

No primary research exists regarding the market size for Familiarization trips worldwide. FamGuru's market size assumptions are therefore based on an educated understanding of the prevalence of Fam Trips, yet are still just assumptions and my not prove to be true.

FamGuru is only starting its journey towards data privacy compliance. Until the company is fully compliant this may limit sales to large customers or may expose us to liability in the event of a data breach.

We are assuming a steady increase in the adoption of the FamGuru product which may or may not prove to be true.

CEO Carrie Wallace still spends 10-15% of her time managing her other company, Cerulean World Travel, so other responsibilities can occasionally take her away from FamGuru.

FamGuru serves the travel agency and travel advisor community. In the event that AI or other technology replaces the human component of travel planning, our business will be negatively impacted.

The sales strategy is highly dependent on FamGuru's COO; if she leaves the ability to penetrate the market at least initially could be compromised.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the

Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;

current business conditions and projections;

the marketability or lack thereof of the securities;

the hiring of key personnel and the experience of our management;

the introduction of new products;

the risk inherent in the development and expansion of our products;

our stage of development and material risks related to our business;

the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

industry trends and competitive environment;

trends in consumer spending, including consumer confidence;

overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

FamPro, Inc.

Delaware Corporation
Organized September 2020
3 employees
758 N. Larrabee
Suite 201
Chicago IL 60654 https://famguru.app

Business Description

Refer to the FamGuru profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

FamGuru is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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